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Ms Shannon Sobotka Staff Accountant Division of Corporation Finance	Paul Edgecliffe-Johnson Group Chief Financial Officer

Mr Robert F. Telewicz, Jr Senior Staff Accountant Division of Corporation Finance United States Securities and Exchange Commission Washington DC 20549 U.S.A.	28 January 2015

Re:	InterContinental Hotels Group PLC
Form 20-F for Fiscal Year Ended December 31, 2013
Filed on February 26, 2014
File No. 001-10409

Dear Ms Sobotka and Mr Telewicz,

We refer to the letter dated  December  1, 2014 from Shannon Sobotka, Staff Accountant, and Robert F. Telewicz, Jr., Senior Staff Accountant, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Paul Edgecliffe-Johnson (the “Letter”) relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), filed by InterContinental Hotels Group PLC (“IHG”, the “Company” or, together with its subsidiaries, the “Group”).  This letter contains our responses to the Staff’s comments contained in the Letter.  For ease of reference, the Staff’s comments are set forth in their entirety below, along with our responses.  References to page numbers in the below response are to the page numbers in the 2013 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2013

Group Financial Statements

Accounting Policies, page 111

Cash and cash equivalents, page 113

1.
We note your response to our prior comment 1.  In future periodic filings please include disclosure highlighting the distinction between cash flows that are offset in the statement of cash flows and cash and cash equivalent balances that are offset in the statement of financial position.  Additionally, include a discussion of the countries in which bank overdrafts form part of the Group’s cash management and those where they do not.  Within your response provide an example of your intended disclosure.

Response:

For the purposes of the cash flow statement and in accordance with paragraph 8 of IAS 7 ‘Statement of Cash Flows’, we will continue to show cash and cash equivalents net of the overdraft balances included in the cash pooling arrangements as they are repayable on demand and form an integral part of the Group’s cash management.  However, following completion of our review of Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) (the “Amendment”) and consideration of the additional requirements contained therein regarding the offsetting of financial assets and liabilities (in particular, paragraph AG38B), we have determined that cash in hand and overdraft balances under our cash pooling arrangements should be shown on a gross basis in the statement of financial position in our future filings.

Prior to the effective date of the Amendment, IAS 32 (paragraph 42) stated that a financial asset and liability should be offset:

“when, and only when, an entity:

a)	currently has a legally enforceable right to set off the recognised amounts; and
b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously”

The Amendment introduces significant new guidance on the principles of offsetting and states in AG38B that to offset financial assets and liabilities, the Group’s right of offset:

“  (a)   must not be contingent on a future event; and
(b)   must be legally enforceable in all of the following circumstances:
(i)   the normal course of business;
(ii)  the event of default; and
(iii) the event of insolvency or bankruptcy

of the entity and all of the counterparties.”

Following a detailed review of the Group’s cash pooling arrangements (which arrangements were described in our previous response to you), we have concluded that the right of offset is not enforceable in all of the circumstances described in AG38B.  In particular, we have determined that the Group does not have a legally enforceable right of offset in the event of the insolvency or bankruptcy of the banks party to the cash pooling arrangements.

The Amendment is effective for annual periods beginning on or after January 1, 2014 and requires the restatement of prior year comparatives.

Accordingly, our intended ’Cash and cash equivalents’ disclosure for inclusion in the 2014 Notes to the Group Financial Statements is as follows:

‘Cash and cash equivalents

	2014 $m	2013* $m	2012* $m
Cash at bank and in hand	X	177	249
Short-term deposits	X	71	138
	X	248	387

* restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ (see page x)

Cash at bank and in hand includes bank balances of $[xx]m (2013 $114m, 2012 $194m) which are matched by bank overdrafts of $[xx]m (2013 $114m, 2012 $192m) under the Group’s cash pooling arrangements.   Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool.  The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool.  Overseas subsidiaries are typically in a cash positive position with the matching overdrafts held by the Group’s central treasury company in the UK.

For the purposes of the Group statement of cash flows, cash and cash equivalents comprise the following:

	2014 $m	2013 $m	2012 $m
Cash at bank and in hand	X	177	249
Short-term deposits	X	71	138
	X	248	387
Bank overdrafts	X	(114)	(192)
	X	134	195

Short-term deposits are highly liquid investments with an original maturity of three months or less, in various currencies.

Cash and cash equivalents includes $[XX]m (2013 $12m, 2012 $7m) that is not available for use by the Group due to local exchange controls.’

In relation to discussing the countries in which bank overdrafts form part of the Group’s cash management and those where they do not, our intention is to include the following expanded disclosure in the ‘Liquidity and capital resources’ section of the Strategic Report in our 2014 filing:

‘Net debt of $[XX)m (2013 $1,153m) is analysed by currency as follows:
	2014 $m	2013* $m
Borrowings:
Sterling	X	671
US dollar	X	709
Euros	X	11
Other	X	10
Cash and cash equivalents:
Sterling	(X)	(87)
US dollar	(X)	(40)
Canadian dollar	(X)	(25)
Chinese renminbi	(X)	(15)
Euros	(X)	(15)
Other	(X)	(66)
Net debt**	X	1,153
Average debt levels	X	985

* restated for the adoption of ‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ (see page x)
** including the impact of currency derivatives

Borrowings include bank overdrafts of $[XX]m (2013 $114m) which are matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements.  Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool.  The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool.  Overseas subsidiaries are typically in a cash positive position, with the most significant balances in the US and Canada, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Cash and cash equivalents includes $[XX]m (2013 $12m, 2012 $7m) that is not available for use by the Group due to local exchange controls.’

Critical Accounting policies and the use of judgements, estimates and assumptions,  page 115

System Fund, page 115

2.
We note your response to our prior comments 2 & 3.  Please provide a more detailed description of how you determined it was not necessary to consolidate the Fund.  Please cite the specific accounting guidance you relied upon in your response.

Response:

As noted in your prior comment 2 and in our letter of October 23, 2014,  the assets and liabilities relating to the System Fund (the “Fund”) are included in the appropriate headings in the Group statement of financial position as the related legal, but not beneficial, rights and obligations rest with the Group.  These assets and liabilities include the IHG Rewards Club points liability, short-term timing surpluses and deficits and any receivables and payables related to the Fund.  We do not include the Fund receipts and expenses in the Group income statement as we have determined that the Fund receipts do not constitute revenue as defined in IAS 18 ‘Revenue’.

As previously discussed, the Fund is managed by the Group for the benefit of hotels within the IHG System (“System hotels”), comprising 4,732 hotels at June 30, 2014, of which only nine were owned by the Group.   The monies contributed by the System hotels to the Fund are designated for specific purposes that promote the long-term interests of the System hotels, including the costs of reservation centres, the loyalty programme (“IHG Rewards Club”), websites, sales teams, advertising and marketing programmes.  The Fund is planned to break even and does not result in profit or loss for the Group.  In addition, a third party hotel owners association, the IHG Owners Association, provides an oversight function over the operation of the Fund, including the application of monies contributed.

Paragraph 8 of IAS 18 ‘Revenue’ states that, “revenue includes only the gross inflows of economic benefits received and receivable by the entity on its own account.  Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity.  Therefore, they are excluded from revenue.  Similarly, in an agency relationship, the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity.  The amounts collected on behalf of the principal are not revenue.   Instead, revenue is the amount of commission.”

In our view, the monies contributed by the System hotels to the Fund are a further example of gross inflows that are collected on behalf of a third party (the owners of the System hotels) rather than as economic benefits for the Group’s own account.  The inflows do not result in an increase in equity for IHG (noting that any surplus or deficit belongs to the Fund) and should therefore be excluded from revenue, as required by paragraph 8.

In reaching this conclusion, we also considered the following extracts from the Illustrative Examples (“IE”) of IAS 18 which are relevant to our judgement that the Fund does not give rise to revenue for the Group:

(i)
Paragraph IE 18(d) recognises that “transactions may take place between the franchisor and the franchisee which, in substance, involve the franchisor acting as an agent for the franchisee.  For example, the franchisor may order supplies and arrange for their delivery to the franchisee at no profit.  Such transactions do not give rise to revenue.”

We regard this text as pertinent to our accounting determination as the Group procures goods and services for the benefit of the System hotels and the Group does not earn any commission or profit from undertaking this activity.

(ii)
The discussion of an agency relationship in paragraph IE 21 also contains elements that we believe are pertinent to the Group’s economic relationship with the Fund.  Paragraph IE 21 states that “an entity is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.  Features that indicate that an entity is acting as a principal include:

(a)
the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer;

(b)	the entity has inventory risk before or after the customer order, during shipping or on return;
(c)	the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and
(d)	the entity bears the customer’s credit risk for the amount receivable from the customer.

An entity is acting as an agent when it does not have exposure to the significant risks and rewards associated with the sale of goods or the rendering of services. One feature indicating that an entity is acting as an agent is that the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer.”

Whilst not all of these features are relevant to the specific circumstances of the Fund, for example there is no physical inventory to consider, there are others that clearly indicate that the risks and rewards of the Fund rest with the System hotels.   For example, the Group does not bear the credit risk for the Fund as any bad debt expense is charged to the Fund and either financed by an existing surplus or a reduction in the budget for future expenditure.   Also, as described in the final sentence of IAS 18 IE 21 above, the amount we earn from the Fund is predetermined, in that it is zero.   In terms of “latitude in establishing prices”, there are significant constraints governing how the Group has to manage the Fund; the expenditure incurred by the Fund is determined by budgets which are set by reference to the designated Fund purposes, the IHG Owners Association endorses those budgets and regularly monitors performance against budget, the prices for services provided by third parties are determined in negotiation with those suppliers and services provided by the Group are recharged to the Fund at cost with no profit uplift.  It is acknowledged that the Group has responsibility for fulfilling the orders of the Fund, particularly where the related goods and services are provided by the Group, although we believe that the fact that these services give rise to no profit or commission is an important consideration, given the text of IAS 18 IE 21.

We trust that the above further clarifies our accounting position regarding the Fund and the specific guidance to which we have referred.

In arriving at our accounting conclusions, and whilst not the primary IFRS guidance we have used when determining the accounting for the Fund, we have also previously considered the applicability of IFRS 10 ‘Consolidated Financial Statements’ to the Fund, as set out below.

As the Fund is an obligatory element of all of the Group’s hotel franchise and management agreements along with the corresponding requirements of the Group to manage the Fund, it is integral to the legal structure of the Group.  As such, there is no separate ‘investee’ entity to consider and it is our view therefore that IFRS 10 is not directly relevant to the Fund accounting.  Nevertheless, we view the IFRS 10 concept of ‘control’ as supportive of our determination that revenues are not recognised in the Group income statement.

Under paragraph 7 of IFRS 10:

‘an investor controls an investee if and only if the investor has all the following:
(a)	power over the investee;
(b)	exposure, or rights, to variable returns from its involvement with the investee; and
(c)	the ability to use its power over the investee to affect the amount of the investor’s returns.’

Paragraph 18 states that ‘an investor with decision-making rights shall determine whether it is a principal or an agent.  An investor that is an agent in accordance with paragraphs B58-B72 does not control an investee when it exercises decision making rights delegated to it’.  In making this determination, paragraph B60 further clarifies that the following factors should be considered:

(a)	the scope of its decision-making authority over the investee.
(b)	the rights held by other parties.
(c)	the remuneration to which it is entitled in accordance with the remuneration agreement(s).
(d)	The decision maker’s exposure to variability of returns from other interests that it holds in the investee.

Different weightings shall be applied to each of the factors on the basis of particular facts and circumstances’.

In the context of the operation of the Fund, the Group’s decision making power is restricted by contract to spending the Fund monies in certain specified ways for the benefit of the System hotels, 99.8% of which are not owned by the Group.   Indirectly, the Group does hope to benefit from any increases in revenues at the System hotels that the activities of the Fund generate, although the Group’s returns are relatively insignificant compared to any returns that will accrue to the hotel owners and are related to the revenues attributable to management and franchise contracts rather than to the activity of the Fund itself.  Overall we believe that the Group does not have an exposure, or rights, to variable returns that would be considered commensurate with ‘control’.   It follows therefore that from an accounting perspective, the Group’s management of the Fund could be viewed as being similar to an IFRS 10 agency relationship providing further support for the accounting treatment we have adopted.

As previously discussed, we are fully aware that a significant level of judgement is required in determining the accounting treatment for the Fund given its particular operational and economic characteristics, and that alternative arguments could be put forward.  Paragraph 122 of IAS 1 ‘Presentation of Financial Statements’ requires an entity to disclose the judgements “that management has made in the process of applying the entity’s accounting policies and that have the most significant effect on the amount recognised in the financial statements”. We believe that the comprehensive disclosures we provide assist the reader of the accounts in understanding the nature of the Fund, the judgements made regarding our accounting treatment and the financial effects on the amounts recognised in the financial statements.  In this respect, we cite the disclosures provided regarding the activities and financial impact of the Fund (pages 16, 50 and 153) and how the Fund is accounted for (pages 50, 115, 116 and 153).  These disclosures include information regarding the receipts and expenses of the Fund.

Overall, we believe that the accounting policy adopted fairly represents the economic substance of the Group’s involvement with the Fund and that the detailed disclosures provided give full transparency to a reader of the Form 20-F regarding the accounting and activities of the Fund.   Furthermore, ‘grossing-up’ of the Group income statement for the Fund receipts and expenses would not, in our view, enhance the usefulness of the financial statements, but instead, could distort a reader’s view of the Group’s sources of income.

Whilst not a consideration in our approach to accounting for the Fund, we would also like to highlight to the Staff that that the accounting policy adopted has no bearing on the calculation of executive remuneration.

Further to prior comment 4 from the Staff’s original letter dated September 18, 2014 and given the anticipated filing of our 2014 20-F, we intend to file an amendment to our 2013 Form 20-F (the “Form 20-F/A”) immediately prior to our 2014 20-F filing, for the sole purpose of amending the certification attached as Exhibit 13(A) to the Form 20-F/A to make reference to the relevant year end date.   The Form 20-F/A will also include currently dated certifications attached as Exhibits 12(A) and 12(B) to the Form 20-F/A.

In connection with our responses, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or change to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response to your comments is satisfactory.   If you have any questions or comments in connection with any of the foregoing, please call me at +44 1895 512234 or Ralph Wheeler, Senior Vice President and Group Financial Controller, at +44 1283 514701.  Facsimile transmissions may be sent to either of us at +44 8701 974277.

Yours sincerely

/s/ Paul Edgecliffe-Johnson

Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC

CC: Alison Duncan, Ernst & Young LLP